UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Royalties Arbitration – Arbitrators Resolution regarding Interest and Linkage Differences Calculation

 Item 1

Royalties Arbitration – Arbitrators Resolution regarding Interest and Linkage Differences Calculation

Further to note 23b(1) of the Company's annual financial statements for 2015, regarding the dispute between the State of Israel and ICL's subsidiary Dead Sea Works Ltd. ("DSW"), over the principles for calculating the interest and the linkage differences to be added to the principal amount paid to the State of Israel for the period between the years 2000 and 2013 (including), and which were discussed during the second phase of the Royalties Arbitration, the Company hereby reports that the arbitrators' resolution regarding the interest and the linkage differences calculation was rendered today.

According to the resolution, made by a majority of two of the three arbitrators, the amounts of royalties principle that were paid, according to the arbitrators' decision, for the period between 2000 and 2013 (including), should be calculated in NIS terms and accordingly, will bear linkage differences, as well as calculation of interest in NIS, as stipulated in the Law of Interest and Linkage, 5721-1961.

According to the Company's estimation, the amount for payment resulting from the arbitrators' resolution for the above mentioned period is approximately $60 million (according to the exchange rate as at today). As of December 31, 2015, the Company recorded a provision in its financial statements of approximately $34 million, according to its estimation as to the manner of payments of interest and linkage differences. Pursuant to the arbitrators' resolution rendered today, the Company is expected to increase its provision in the amount of approximately $26 million (according to the exchange rate as at today).

INVESTOR RELATIONS CONTACT                     PRESS CONTACT
Limor Gruber                                                              Gadi Ohana
Head of Investor Relations, ICL                                 Debby Communications
+972-3-684-4471                                                        +972-3-5683000
Limor.Gruber@icl-group.com                                   gadi@debby.co.il

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 10, 2016